Exhibit (11)

             OWENS CORNING AND SUBSIDIARIES

           COMPUTATION OF PER SHARE EARNINGS

 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


Primary:
                             1995      1994     1993
                  (In millions of dollars, except share data)

Net income                  $   231   $   159  $    131

Weighted average number of
 shares outstanding
 (thousands)                 49,152    43,647    42,734
Weighted average common
 equivalent shares
  (thousands):
    Deferred awards              16        21       264
    Stock options using
      weighted average
      market price              543       541       595

Primary weighted average
  number of common shares
  outstanding and common
  equivalent shares
  (thousands)                49,711    44,209    43,593

Primary per share amount   $   4.64 $    3.61  $   3.00

Fully Diluted:

Net income                 $    238 $     168 $     139

Weighted average number
 of shares outstanding
 (thousands)                 49,152    43,647    42,734
Weighted average common
 equivalent shares
 (thousands):
   Deferred awards               16        21       265
   Stock options using the
     higher of average
     market price or market
     price at end of period     566       559       613
   Shares from assumed
     conversion of debt       1,562     5,798     5,798
 Shares from assumed conversion
  of preferred securities     2,810         -         -

Fully diluted weighted average
 number of common shares
  outstanding and common
  equivalent shares
  (thousands)                54,106   50,025     49,410

Fully diluted per share
  amount                   $   4.40 $   3.35    $  2.81